EXHIBIT 99.1

Hydro Restructures Aluminium Plants

OSLO, Norway, June 16, 2005 (PRIMEZONE) -- Increasing power prices in Europe forces Hydro to restructure its German primary aluminium production plants. The company has been unable to secure power contracts at prices that can sustain continued operation of two of Hydro's primary aluminium plants in Germany. Hydro is also preparing to close this year the oldest production line at its Hoeyanger plant in Norway. The restructuring will improve competitiveness of the primary aluminium operations.

Hydro's Board of Directors today decided that the company should prepare to close its primary aluminium plant in Stade, Germany, at the latest by the end of 2006. The decision requires final approval by the Supervisory Board of Hydro Aluminium Deutschland. There are around 420 employees at the plant.

The Board also decided to recommend closure of the smelter and carbon capacity at Hydro's partly-owned (33.33 percent) aluminium plant, Hamburger Aluminium Werk GmbH (HAW), Germany, at the end of 2005. The smelter and carbon production at HAW employs about 450 employees. A final decision must be made by the three owners in the supervisory board of HAW. Electrical power is, together with alumina, one of the dominant cost elements in primary aluminium production. Power contracts for Hydro's primary aluminium plants in Germany expire at the end of 2005. Given the power prices indicated by forward markets at or above EUR 40 per MWh, forward alumina prices and exchange rates, the operating costs for Stade and HAW plants will be higher than the expected metal prices in 2006 and in the years to come. "Strong increases in electricity prices in Germany force us to take these actions," says Jon-Harald Nilsen, President of Hydro's aluminium business. "Deregulation measures have failed to ensure an efficient electricity market. At the same time, other costs have been added to the power prices, bringing them to levels that are no longer sustainable for energy-intensive industries. We have been working to obtain power contracts with all suppliers in the German electricity market, but have not been able to reach terms that can sustain the primary aluminium production in these plants. Because of Hydro's unique business model based on multiple metal sources, we will, however, still be well positioned to serve our customers," says Nilsen. Hydro has previously communicated the closure of the Soederberg potlines in the Norwegian communities of Hoeyanger and Ardal at the latest by the end of 2006 to meet new emission standards in Norway. Due to poor financial outlook of these potlines, combined with the possibility to offer redundant employees alternative jobs in Hydro elsewhere in Norway as a bridge to future, permanent jobs in Hoeyanger, Hydro has decided to close the Soederberg line in Hoeyanger during second half of 2005, at the latest during 1st quarter 2006.

The close-down of this potline will affect approximately 90 Hydro employees, including support functions. Going forward, Hoeyanger will have a production capacity of approximately 55,000 tonnes of primary aluminium per year, employing some 140 persons.

A possible extension of the Soederberg line in Ardal beyond 2006 has been evaluated. At present forward prices such an extension will be unprofitable. Should however, favourable developments take place, a new evaluation will be made with final decision by end of 1st quarter 2006.

Hydro is involved in business development programs in Hoeyanger and Ardal to mitigate the impacts of lost jobs. In Stade, Hydro has moved to form a local business development company, together with the local community and the employees.

Hydro is working to secure power for the continued operation of its primary aluminium plant in Neuss, in Nordrhein Westfalen, Germany. Hydro has initiated improvement programs in Neuss to cut more than EUR 20 million per year in costs, which will compensate for one-third of the expected increase in power prices in Germany. Neuss has an annual production of 223,000 tonnes of primary aluminium and more than 300,000 tonnes of sheet ingot. The plant is fully integrated into the value chain of key strategic units in Hydro Aluminium Rolled Products - the rolling mills Alunorf (50 percent owned by Hydro) and Grevenbroich. The expiry of the power contracts for the German smelters was taken into consideration when Hydro acquired VAW in January 2002. However, the spot and forward prices for power have increased more than expected and the Euro has strengthened against the US dollar by almost 30 percent compared with the level in 2001/2002. At the same time, the aluminium price, as quoted on the London Metal Exchange, is higher than the 2002 forecast, mitigating some of the negative effects. In December 2004, Hydro made write-downs of the asset values of its German primary aluminium units. Stade and the ownership share in HAW were written down to zero. The Soederberg plants at Hoeyanger and Ardal had as of May 2005 book values of NOK 9 million and NOK 17 million, respectively.

Total restructuring costs for the four units affected are estimated at close to NOK 1 billion, equivalent to EUR 120 million, including social and demolition costs. About 10-15 percent is expected to be accrued in the second half of 2005, with the remaining split between 2006 and 2007.

Through the restructuring, total fixed costs for Hydro are expected to be reduced by approximately NOK 800 million on an annual basis.

In 2004 Hydro produced 1.7 million tonnes of primary aluminium. This year production will further increase, due mainly to expansions in Sunndal, Norway, and Alouette, Canada. The closures of Stade and HAW, as well as the partial closures in Hoeyanger and Ardal, represent a reduction in annual primary metal production of approximately 185,000 tonnes from 2007, representaing about 10 percent of Hydro's current capacity.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

 Contact   Thomas Knutzen           Gudmund Isfeldt
 Telephone +47 22539115             +4722532455
 Cellular  +47 90612359             +4748001180
 E-mail    Thomas.Knutzen@hydro.com Gudmund.Isfeldt@hydro.com

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